04045835

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

October 18, 2004

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 28 2004
WASH, D.C. 202 SECTION

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROC[illegible]
NOV 0 [illegible]
THOMSON
FINANCIAL

Valérie MAGLOIRE
Head of Investor Relations
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

PSA PEUGEOT CITROËN

Investor Relations

October 18, 2004

PSA PEUGEOT CITROËN

2004 - 2005 AGENDA

Please find hereafter the 2004 - 2005 events for the PSA Peugeot Citroën Group:

- October 28, 2004: **Nine months 2004 sales** (5.45 pm Paris time)
  Conference call at 6.00 pm (Paris time)
- January 6, 2005: **2004 unit sales**
- February 23, 2005: **2004 full year results and sales** (before market hours)
  Analysts meetings to be arranged in Paris and London
- April 28, 2005: **First quarter 2005 sales** (after market hours)
  Conference call to be arranged
- May 25, 2005: **Annual Stockholders' meeting**
- June 1, 2005: **Dividend payment**
- July 26, 2005: **2005 first half results and sales** (before market hours)
  Analysts meetings to be arranged in Paris and London
- October 27, 2005: **Nine months 2005 sales** (after market hours)
  Conference call to be arranged

These informations are available on our **Web Site: www.psa-peugeot-citroen.com**

One Group, two brands

DFCP – Investor Relations Department - 75 avenue de la Grande Armée 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 - www.psa-peugeot-citroen.com